

09057964

UNITED STATES
[TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2009

Washington, DC 110

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SEC FILE NUMBER
8- 31508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2008__ AND ENDING __December 31, 2008__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

__102 West Street Road__
                              (No. and Street)

__Feasterville__   __PA__   __19053__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Edgar D. Mock, III__   __(215) 322-7670__
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Parente Randolph, LLC__
                    (Name – if individual, state last, first, middle name)

__3701 Corporate Parkway, Suite 210 Center Valley, PA 18034__
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Edgar D. Mock, III_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Money Management Advisory, Inc._____ , as of _December 31_____ , 20_08____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SUBSCRIBED AND SWORN TO AND
PERSONALLY APPEARED BEFORE ME THIS
__ DAY OF _February_ 20 _09_

Rosemarie Csink
NOTARY PUBLIC

Rosemarie Csink
Notary Public

_____
Signature

_____
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONEY MANAGEMENT ADVISORY, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2008
&
INDEPENDENT AUDITORS' REPORT
&
ADDITIONAL INFORMATION
&
INTERNAL CONTROL REPORT

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Stockholders of
Money Management Advisory, Inc.:

We have audited the accompanying statement of financial condition of Money Management Advisory, Inc. (the "Company") as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Management Advisory, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Center Valley, Pennsylvania
February 12, 2009

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

CASH	$ 43,067
COMMISSIONS RECEIVABLE	67,302
OTHER RECEIVABLES	6,639
PREPAID EXPENSES	9,319
PROPERTY AND EQUIPMENT, NET	9,913
TOTAL	$ 136,240

LIABILITIES AND STOCKHOLDERS' EQUITY

COMMISSIONS PAYABLE	$ 16,676
ACCOUNTS PAYABLE	11,219
OTHER LIABILITIES	17,575
Total liabilities	45,470
STOCKHOLDERS' EQUITY	90,770
TOTAL	$ 136,240

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:	
Commissions	$770,608
Other income	2,875
Total revenues	773,483
EXPENSES:	
Commissions	366,144
Salaries - office	108,590
Rent	48,000
Insurance	37,144
Legal and accounting	22,762
Advertising	25,722
Maintenance and repairs	12,533
Licenses and fees	10,989
Utilities	10,494
Taxes - payroll	9,670
Postage	9,445
Taxes - other	8,676
Equipment rental	8,096
Office	7,617
Depreciation	6,707
Computer	6,567
Telephone	4,747
Auto	4,100
Travel and entertainment	3,714
Printing	3,029
Interest	1,663
Education	1,030
Bank charges	618
Dues and supscriptions	595
Total expenses	718,652
NET INCOME	$ 54,831

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	COMMON STOCK		RETAINED	
	SHARES (a)	AMOUNT	EARNINGS	TOTAL
BALANCES, DECEMBER 31, 2007	2,000	$15,100	$ 54,337	$ 69,437
NET INCOME			54,831	54,831
DISTRIBUTIONS			(33,498)	(33,498)
BALANCES, DECEMBER 31, 2008	2,000	$15,100	$ 75,670	$ 90,770

(a) Authorized 2,000 shares, no par value.

See Notes to Financial Statements

MONEY MANAGEMENT ADVISORY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$54,831
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation	6,707
Changes in assets and liabilities:	
Commissions receivable	5,137
Other receivables	(500)
Prepaid expenses	4,367
Commissions payable	(17,375)
Accounts payable	(3,822)
Other liabilities	6,657
Total adjustments	1,171
Net cash provided by operating activities	56,002
CASH FLOWS FROM INVESTING ACTIVITIES,	
Puchases of property and equipment	(7,695)
CASH FLOWS USED IN FINANCING ACTIVITIES,	
Distributions to stockholders	(33,498)
NET INCREASE IN CASH	14,809
CASH, BEGINNING	28,258
CASH, ENDING	$43,067

See Notes to Financial Statements

---

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Money Management Advisory, Inc. (the "Company") operates in the brokerage and investment advisory industry primarily in the Eastern United States and is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and various states. The Company also sells life insurance policies and annuities to individuals primarily in the eastern United States.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

COMMISSIONS RECEIVABLE

Commissions receivable are reported at amounts management expects to collect on balances outstanding at year-end. Accounts are charged to bad debt expense when deemed uncollectible based upon periodic review of individual accounts. Commissions receivable are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

COMMISSION INCOME AND EXPENSES

Commission income and expenses on securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

ADVERTISING

The Company expenses advertising costs as they are incurred. Advertising expense was $13,346.

INCOME TAXES

The Company and its stockholders elected to be taxed as a small business corporation for federal and state income tax purposes. Accordingly, no provision has been recorded for federal and state income taxes as such liabilities are personal liabilities of the Company's stockholders. The Company applies the provisions of Financial Accounting Standards Board ("FASB") Statement No. 5, "Accounting for Contingencies", for recognition of uncertain tax benefits. Accordingly, a provision for uncertain tax positions and related penalties and interest is recognized when it is probable that a liability was incurred and the amount can be reasonably estimated. Critical estimates with respect to income taxes are disclosed when it is at least reasonably possible that a change in estimate will occur in the near term.

NEW ACCOUNTING PRONOUNCEMENTS

In June, 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," which deals with the accounting for uncertainty in income taxes.

FIN 48 was generally effective for annual periods beginning after December 15, 2007 for nonpublic entities. However, in accordance with FASB Staff Position FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," the Company elected to defer the application of FIN 48 until its fiscal year beginning after December 15, 2008. The Company does not believe the adoption of FIN 48 will have a material effect on its financial statements.

2. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

DESCRIPTION	COST	LESS ACCUMULATED DEPRECIATION	NET
Building improvements	$19,446	$15,914	$ 3,532
Equipment	19,364	17,880	1,484
Furniture and fixtures	22,800	18,703	4097
Automobile	1,000	200	800
Total	$62,610	$52,697	$9,913

3. COMMISSIONS RECEIVABLE

The Company utilizes the services of mutual fund companies to execute securities transactions for the Company's customers. The Company is paid commissions by the mutual fund companies for all transactions executed on behalf of the Company's customers. The Company has commissions' receivable from the mutual fund companies of $67,302.

4. OPERATING LEASES

The Company has various lease agreements for office equipment, with terms from two to four years. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following:

YEAR ENDING DECEMBER 31:

2009	$6,892
2010	2,104
Total minimum lease payments	$8,996

Lease expense was $8,096.

5. RELATED PARTY TRANSACTIONS

The Company leases its office facilities from the majority stockholder. The lease expires on June 30, 2009. The minimum annual rentals due in 2009 are $24,000.

Rent can be increased based on the consumer price index at the discretion of the lessor. Rent expense was $48,000 in 2008.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $50,947 which was $45,947 in excess of its required net capital of $5,000. The Company's net capital ratio was .8925 to 1 at December 31, 2008.

7. PENSION PLAN

The Company sponsors a simplified employee pension plan covering substantially all of its employees. Participants are permitted, to make elective deferrals from 1% to 15% of their compensation. The Company, at its discretion, can contribute a percentage of the participant's salary. The Company did not contribute to the plan during 2008.

8. EXEMPTIVE PROVISIONS OF RULE 15c3-3

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

9. CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

There were no changes in liabilities subordinated to general creditors for the year ended December 31, 2008.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be subject to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

The Company maintains substantially all of its cash balance with a local financial institution. The Federal Deposit Insurance Corporation insures the cash balance to $250,000.

MONEY MANAGEMENT ADVISORY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 90,770
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Commissions receivable	15,446
Other receivables	5,145
Prepaid expenses	9,319
Property and equipment	9,913
Total nonallowable assets	39,823
NET CAPITAL	$ 50,947

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS LIABILITIES:	
Commissions payable	$ 16,676
Accounts payable	11,219
Other liabilities	17,575
TOTAL AGGREGATE INDEBTEDNESS	$ 45,470

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

REGULATORY MINIMUM	$ 5,000
CALCULATED MINIMUM BASED ON AGGREGATE INDEBTEDNESS	$ 3,033
REQUIRED CAPITAL	$ 5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 45,947
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.8925 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2008:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 50,947
Net audit adjustments	-
NET CAPITAL, PER ABOVE	$ 50,947

See Notes to Financial Statements

PARENTERANDOLPH

The Power of Ideas


**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**


Stockholders of
Money Management Advisory, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Money Management Advisory, Inc. (the "Company"), as of December 31, 2008, and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Center Valley, Pennsylvania
February 12, 2009